Exhibit (a)(1)(H)

Zebra Technologies Commences Tender Offer

for All Shares of Xplore Technologies

LINCOLNSHIRE, Ill. – July 17, 2018 – Zebra Technologies Corporation (NASDAQ: ZBRA) is commencing today, through its wholly owned subsidiary, Wolfdancer Acquisition Corp., a cash tender offer to purchase all of the outstanding shares of common stock of Xplore Technologies Corporation (NASDAQ: XPLR). Zebra announced on Thursday, July 5 that it had entered into a merger agreement with Xplore.

Upon successful completion of the tender offer, shareholders of Xplore will receive $6.00 in cash for each share of Xplore common stock validly tendered and not properly withdrawn, without interest and less any required withholding taxes.

The board of directors of Xplore has unanimously approved and declared advisable the offer and the other transactions contemplated by the merger agreement, and has recommended that Xplore’s stockholders accept the offer and tender their shares in the offer.

The tender offer is scheduled to expire at 12:00 midnight, Eastern time, at the end of the day on Monday, August 13, 2018, unless the tender offer is extended.

The consummation of the tender offer is conditioned upon the tender of a majority of the outstanding shares of Xplore’s common stock on a fully diluted basis (including all shares underlying Xplore’s outstanding restricted stock units and stock options), as well as certain other conditions that are specified in the offer documents. Following completion of the tender offer, Zebra expects to consummate the merger pursuant to Section 251(h) of the Delaware General Corporate Law, pursuant to which remaining Xplore stockholders will receive the same cash price per share as paid in the tender offer. There is no financing condition to the tender offer. Following the merger, Xplore will become a wholly owned subsidiary of Zebra.

Additional Information and Where to Find It

The tender offer described in this press release (the “Offer”) has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Xplore common stock or any other securities of Zebra and Wolfdancer Acquisition Corp., each of whom will file a tender offer statement on Schedule TO (“Schedule TO”) with the SEC, and Xplore will file a solicitation/recommendation statement on Schedule 14D-9 (“Schedule 14D-9”), each with respect to the planned Offer described in this press release. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such statements. Investors and security holders are urged to read, carefully and in their entirety, both the Schedule TO and the Schedule 14D-9 regarding the Offer, each as may be amended from time to time, and any other documents relating to the Offer that are filed with the SEC, when they become available because they will contain important information relevant to making any decision regarding tendering shares. Such materials, when prepared and ready for release, will be made available to Xplore’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at https://www.sec.gov and also may be obtained by directing a request to Xplore Investor Relations at 8601 RR 2222, Building II, Suite 100, Austin, TX, 78730, Tel: 512-637-2704.

Safe Harbor Statement

This press release contains forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, including, without limitation, the statements regarding the company’s outlook and the ability to complete the acquisition of Xplore. Actual results may differ from those expressed or implied in the company’s forward-looking statements. These statements represent estimates only as of the date they were made. Zebra undertakes no obligation, other than as may be required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this release.

©2018 ZIH Corp. All rights reserved. Zebra and the stylized Zebra head are trademarks of ZIH Corp., registered in many jurisdictions worldwide. All other trademarks are the property of their respective owners.

These forward-looking statements are based on current expectations, forecasts and assumptions and are subject to the risks and uncertainties inherent in Zebra’s industry, market conditions, general domestic and international economic conditions, and other factors. These factors include customer acceptance of Zebra’s hardware and software products and competitors’ product offerings, and the potential effects of technological changes. The continued uncertainty over future global economic conditions, the availability of credit and capital markets volatility may have adverse effects on Zebra, its suppliers and its customers. In addition, a disruption in our ability to obtain products from vendors as a result of supply chain constraints, natural disasters or other circumstances could restrict sales and negatively affect customer relationships. Profits and profitability will be affected by Zebra’s ability to control manufacturing and operating costs. Because of its debt, interest rates and financial market conditions will also have an impact on results. Foreign exchange rates will have an effect on financial results because of the large percentage of our international sales. The outcome of litigation in which Zebra may be involved is another factor. The success of integrating acquisitions could also affect profitability, reported results and the company’s competitive position in its industry. These and other factors could have an adverse effect on Zebra’s sales, gross profit margins and results of operations and increase the volatility of our financial results. When used in this release and documents referenced, the words “anticipate,” “believe,” “outlook,” and “expect” and similar expressions, as they relate to the company or its management, are intended to identify such forward-looking statements, but are not the exclusive means of identifying these statements. Descriptions of the risks, uncertainties and other factors that could affect the company’s future operations and results can be found in Zebra’s filings with the Securities and Exchange Commission, including the company’s most recent Form 10-K.

About Zebra

With the unparalleled operational visibility Zebra (NASDAQ: ZBRA) provides, enterprises become as smart and connected as the world we live in. Real-time information – gleaned from visionary solutions including hardware, software and services – give organizations the competitive edge they need to simplify operations, know more about their businesses and customers and empower their mobile workers to succeed in today’s data-centric world. For more information, visit www.zebra.com or sign up for our news alerts. Follow us on LinkedIn, Twitter and Facebook.

Investor Contact:	Media Contact:
Michael Steele, CFA, IRC	Therese Van Ryne
Vice President, Investor Relations	Director, Global Public Relations
Phone: + 1 847 793 6707	Phone: + 1 847 370 2317
msteele@zebra.com	therese.vanryne@zebra.com

©2018 ZIH Corp. All rights reserved. Zebra and the stylized Zebra head are trademarks of ZIH Corp., registered in many jurisdictions worldwide. All other trademarks are the property of their respective owners.